UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549


    DIVISION OF
 CORPORATION FINANCE


                                                       May 3, 2019



Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

RE:    New York City REIT Incorporated
       Schedule TO-T filed April 30, 2019
       Filed by Comrit Investments I, Limited Partnership
       File No. 005-90261

Dear Mr. Sapir:

        We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

       Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing this information and/or amendment to this filing, we may raise additional comments.

Schedule TO-T

Cover Page | General

1. While we recognize you have executed the Schedule TO as an authorized representative of
   Comrit Investments Ltd., the General Partner of the named bidder, neither you nor Comrit
   Investments Ltd. have been identified as co-bidders in the Offer to Purchase. General
   Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term offeror consistent with the term "bidder" as defined in Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please advise us, with a view toward revised disclosure, whether or not you and the General Partner should be identified as co-Offerors. To the extent a conclusion is reached that the tender offer is not being conducted on your collective behalf, please advise us what steps have been taken to provide disclosure pursuant to General
   Instruction C to Schedule TO with respect to both you and the General
Partner.
 Ziv Sapir
Comrit Investments 1, LP
May 3, 2019
Page 2

What is the Market Value of my Shares?, page 5

2. Please advise us why the Offer to Purchase does not reference publicly available secondary market trading prices. We noticed, for example, that the entity engaged to facilitate settlement and payment in your offer, Central Trade and Transfer, LLC, also operates a website, CTTAuctions.com, that may include pricing information. In order to assure compliance with Section 14(e), the "bidder should disclose the prices at which recent sales have been made, to the extent known or reasonably available, even when there is no established market." See SEC Interpretation: Commission Guidance on Mini-Tender Offers
   and Limited Partnership Tender Offers, Exchange Act Release No. 43069 (July 24, 2000).

Section 10. Certain Information Concerning the Purchaser.

3. Because the tender offer is for less than all of New York REIT's outstanding common stock, the
   "safe harbor" memorialized in Instruction 2 to Item 10 of Schedule TO is unavailable for purposes of justifying the omission of audited and unaudited financial statements. Please advise us whether or not the bidder(s) believe(s) that the financial information specified in Item 10 is immaterial in the context of this offer, and if so, the basis for such belief.

Section 15. Miscellaneous, page 11

4. Given the disclosure regarding the possibility that a court may revoke or choose not to enforce an arbitration agreement, please revise to qualify the assertion that "the arbitrator's decision will be final and binding on all parties."

5. Please revise the existing disclosure regarding fee recovery to describe: any minimum level required by the plaintiff to avoid payment; who exactly is eligible to recover (e.g., bidder, its affiliates, tendering holders, tendering holders whose shares are purchased in the offer); and any fees that may not be recovered such as unreasonable attorney's fees and costs, or advise.

   Closing Comments

       If the information you provide in response to our comments materially changes the information already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offeror is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
 Ziv Sapir
Comrit Investments 1, LP
May 3, 2019
Page 3

       Please direct any questions to me at (202) 551-3266.


                                                   Sincerely,

                                                   /s/ Nicholas P. Panos

                                                   Nicholas P. Panos
                                                   Senior Special Counsel
                                                   Office of Mergers &
Acquisitions

cc: Amos W. Barclay, Esq.